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                         EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT, made this 11th day of November, 1997, by and between Turtleback Mountain Gold Co., Inc., an Arizona corporation, hereinafter called "Company," and
Fred R. Schmid of East Williston, New York, hereinafter called
"Schmid."

                       W I T N E S S E T H :

     That in consideration of the mutual promises of the parties hereinafter set forth and the mutual benefits they will gain by the performance thereof, the Company and Schmid, intending to be legally bound hereby, agree as follows:

     1. Authority; Duties. The Company hereby employs Schmid, and Schmid hereby agrees to employment by the Company, as its President and Chief Executive Officer, to serve at the pleasure of the Board of Directors of the Company. Schmid shall have complete control and sole authority of the management of the Company, its business and financing programs, all acquisitions, mergers, joint ventures, and sales of assets, subject to the authority of the Company's Board of Directors. Schmid shall be primarily responsible for directing and managing the day-to-day business of the Company, its mining operations and such other business opportunities directly related to the mining and gold industries as Schmid may determine to be beneficial to the Company, subject to the authority of the Company's Board of Directors and, to the extent required by applicable law, its shareholders. Schmid shall also perform such other services from time to time, consistent with his position as President and Chief Executive Officer, as determined by the Board of Directors of the Company. Schmid shall be authorized, in the name and on behalf of the Company:

          (a) to hire, direct and discharge all officers of the Company, management and supervisory personnel, and all labor and employees for the Company's operations and, within the business plan budget, to engage, direct and terminate the services of engineers, consultants and professional personnel;

          (b) to conduct the Company's operations in a good and efficient manner, in accordance with sound mining practices and in accordance with the terms and provisions of any leases, licenses, or other agreements pertaining to the Company's properties, except for work which in Schmid's judgment can best be conducted by third parties. In such cases, Schmid shall arrange for the performance of such work, within the business plan budget, under a contract or contracts; and

          (c) to review, make recommendations for and, if they are acceptable to Schmid, approve all operating budgets prepared by management and to make any expenditures within such budgets as Schmid deems necessary to carry on the business of the Company following the Board of Director's approval of the annual budget.


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     2.   Other Commitments;  Corporate Opportunities. So long as
this Agreement continues in effect, Schmid shall devote at least eighty percent (80%) of his business time and energies to the business and affairs of the Company and use his best efforts, skills and abilities to, promote its interest, it being understood by the parties hereto that Schmid has other business interests including majority control either directly or indirectly of other companies, including companies that own precious metals claims and other mineral deposits which could be deemed conflict-of-interests, that will require his attention. Subject to the foregoing, Schmid shall offer the Company all opportunities to acquire and develop gold mining claims and precious metal deposits before acquiring them for himself or for other companies unless: (a)(i) in the reasonable opinion of Schmid, the Company is unable to make the required investments or other commitments for such an opportunity, (ii) Schmid prepares and circulates to each member of the to be formed Board's Advisory Committee a written memorandum describing the opportunity and the reasons that the Company is unable to make the required investments or other commitments, and (iii) within 10 days after receipt by the Board's Advisory Committee of such memorandum, no member of the Committee requests a meeting to vote with respect to Schmid's recommendations; or (b) such opportunities are specific claims and properties as described under Exhibit I hereof.

     3. Effective Date; Term. This Agreement, and each of the provisions contained herein shall become effective as of November
11, 1997,  (the "Effective Date"), and shall expire November 10,
2000;
provided, however, the precious metals claims and properties, in which Schmid has an interest at the effective date of this Agreement and which are scheduled on Exhibit 1 to this Agreement, are excluded from the corporate opportunity obligation imposed by paragraph 2, and the non-compete obligation imposed by paragraph 16, of this Employment Agreement.

     4.   Salary.   For the services and duties described herein,
Schmid shall be compensated at a base salary of $95,000 for the first year, a base salary of $115,000 for the second year and a base salary of $140,000 for the third year, such salary to be payable in equal monthly installments. In addition to the base salary, Schmid shall be entitled to receive a cost of living increase using as a guide the percentage of increase in the consumer price index ("CPI") for New York City-Northern New Jersey, as published by the Department of Labor's Bureau of Labor Statistics as of each anniversary of the Effective Date of this Agreement as compared to the CPI as of the Effective Date; the percentage of increase to be and applied to the base salary prospectively for the next twelve (12) months of the term of this Agreement. Schmid's base salary rate may be increased upon review and decision by the Board of Directors of the Company.

     5.   Cash Bonus.     As additional consideration for his
commitment to render future services to the Company, the Company shall pay Schmid a cash bonus equal to 3% of the Company's Net Pre-Tax Operating Profit as referred to in paragraph 7. Such payment

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shall be made annually within ten days after the issuance of the
Company's annual financial statements, as certified by its independent certified public accountants.

     6. Joint Ventures. For each joint venture arranged by Schmid on behalf of the Company or affiliated companies, Schmid or his Assignee(s) shall receive, subject to applicable securities and other laws, an equity ownership equal to 3% of the Company's equity ownership therein or in such other entity formed by the Company for the purposes of entering into a joint venture. Schmid's equity ownership interest in the joint venture will not require Schmid to provide any exploration, development or operational capital to the joint venture; provided, however, Schmid's equity ownership in each such joint venture will entitle him to participate in and receive his share of any stock, capital, or other financial consideration derived from a sale, merger, or other corporate transaction involving the joint venture or the joint venture's properties, assets and partnership at the time a transaction is consummated. Schmid shall also receive from the Company a bonus payment equal to 3% of what would be the Company's Net Pre-Tax Operating Profit (less any income distribution received by Schmid during that period as a result of his 3% equity ownership) from the joint venture, paid once each quarter in cash or in kind whichever Schmid may elect, based upon the preceding quarter's financial statement within ten (10) days after the issuance of the quarterly financial statements to the partners of the joint venture. Schmid's or his Assignee(s)' equity ownership in the joint venture and entitlement to payments from the Company under this paragraph 6 shall continue for the life of the joint venture and beyond the life of this Agreement and beyond the life of Schmid.

     7. Net Pre-Tax Operating Profit. (a) For purposes of calculating Schmid's cash bonus pursuant to paragraph 5 of this Agreement, the Company shall instruct its independent certified public accountants to determine and report in writing to the Company and to Schmid (within ten days after such determination) the Company's Net Pre-Tax Operating Profit for each year in accordance with generally accepted accounting principles and by adding back to the Company's net income all amounts charged as amortization, depreciation, management fees (unless the management services are engaged by Schmid and not by the Board), consulting fees (as agreed by Schmid and the Board), and taxes (federal, state and local), and licensing fees (as agreed by Schmid and the Board). For purposes of calculating any bonus payable pursuant to paragraph 5, Net Pre-Tax Operating Profit from joint ventures shall be excluded from the Company's Net Pre-Tax Operating Profit; (b) For purposes of calculating Schmid's bonus (payable in cash or in kind, as Schmid elects) from joint ventures pursuant to paragraph 6 of this Agreement, such bonus will be based on what would be the Company's Net Pre-Tax Operating Profit from the joint venture.

     8.   Vacations;  Life Insurance.    Schmid shall receive paid
vacations and other fringe benefits as are granted to executives of Maxam Gold Corporation, (a Utah corporation). Upon completion of raising the initial $1,000,000 equity (excluding the equity raised

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through the exercise of the Company's outstanding A and B Warrants)
for the Company, the Company will pay the premium necessary (but not in excess of $25,000) per year to (a) purchase a $1,000,000 one-year term life insurance policy on Schmid's life, renewable each year thereafter, with Schmid having the right to designate the beneficiaries thereunder; or, (b) apply an amount equal to such premium each year to purchase mutual fund shares or a tax-deferred annuity in Schmid's name, whichever Schmid may elect.

     9.   Expenses.    Schmid is authorized to incur ordinary and
necessary expenses for promoting the business of the Company commensurate with his executive position as President and Chief Executive Officer of the Company. The Company will pay or reimburse Schmid upon his presentation of receipts for or other reliable evidence of such expenses under an accountable plan, as described in section 62 of the Internal Revenue Code and the regulations thereunder.

           10. Renewal.      This Agreement shall continue after the
expiration of its initial term for periods of three (3) years each, unless not later than three (3) months prior to the beginning of each new period either party shall give the other party written notice by certified mail, return receipt requested, that he or it does not wish to renew this Agreement beyond the then current expiration date. Schmid's annual base salary rate for each renewal period shall be the annual base salary rate in effect for the immediately preceding period, plus the applicable CPI cost of living increase as provided in paragraph 4. All other provisions in this Agreement, including provisions for compensation, bonuses and fringe benefits hereunder shall continue in effect. Schmid's salary may be increased beyond this annual amount subject to review and decision by the Board of Directors of the Company for discretionary merit increases.

          11.  Termination.

                         (a)   Subject to the  Americans with
Disabilities Act and other applicable laws, if during the term of this Agreement, Schmid is prevented from performing his duties of employment by reason of illness or any other incapacity for a consecutive period of more than six (6) months, Schmid may request a temporary leave of absence from his duties as President of the Company, for a period not to exceed an additional nine (9) months, during which he is entitled to receive full compensation and all of his fringe benefits. Schmid may also select his temporary replacement during such leave of absence to serve as acting President and acting Chief Executive Officer, subject to approval by the Board of Directors of the Company, which approval shall not be unreasonably withheld. Subject to the Family and Medical Leave Act and other applicable law, Schmid may request reinstatement to his position as President and Chief Executive Officer of the Company when he is able to resume his duties, thereby relieving the person who was his temporary replacement of his authority and duties.



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                        (b)   Upon Schmid's death, this Agreement
shall terminate; however, the Company shall continue to compensate Schmid's estate through the end of the Company's fiscal year in which his death occurs but for not less than six (6) months following his death, even if such payments continue beyond the fiscal year-end, the first payment to begin thirty (30) days following such death and to continue thereafter in equal monthly payments at the monthly equivalent rate of Schmid's annual base salary at the time of his death. The Company shall continue to pay Schmid's family medical and hospital insurance benefits to his spouse, if she is living, for the same period as it compensates Schmid's estate. Schmid's estate shall also be entitled to receive the cash and bonuses payable under paragraph 5 for the full year in which he died.

         (c) If this Agreement is terminated by the Company for reasons other than "cause" (as defined in paragraph 13 hereof), Schmid will be entitled to receive a lump sum payment equal to the greater of (i) $5,000,000 or (ii) one percent (1% ) of the Company's net worth as of the preceding year's end, plus the balance of any salary and bonus owed to Schmid pursuant to this Agreement, without rendering any additional service to the Company and without any reduction for amounts that may be received by Schmid from any other employer. For this purpose "Net Worth" means book value of the Company as determined by the Company's independent certified public accountants in accordance with generally accepted accounting principles applied consistently with previous years.

         (d) Anything herein to the contrary notwithstanding, the payments made to Schmid hereunder, if he elects to terminate this Agreement for "good reason" as described in paragraph 13 hereof, shall not exceed an amount equal to 300% of the "base amount" of his compensation as determined in accordance with Section 280G of the Internal Revenue Code of 1986, as amended, less $1.00.

    12.  Mergers,  Acquisitions,  Changes in Control.    If the
Company is acquired by another company, through a merger, exchange of stock, sale of assets or otherwise, Schmid shall continue to be compensated by the Company or by the acquiring company under the terms and conditions set forth in this Agreement. If, however, as a result of such acquisition there is a change in control of the Company to which Schmid objects, the provisions of paragraph 11(d) shall apply. As used herein, change in control shall include a change in the majority of the Company's Board of Directors, the election of additional directors rendering the incumbent directors a minority, or a change in the ownership of a majority of the outstanding Shares.

    13.  Termination for Cause or for Good Reason.    Anything herein
contained to the contrary notwithstanding, the Company may terminate this Agreement and all of its obligations hereunder for cause. As used herein, for "cause" shall mean Schmid's conviction of a felony or actions by Schmid constituting willful misconduct, gross negligence or gross insubordination, bad faith or dishonesty adversely affecting the Company or its business or assets, taken as a whole or any intentional breach of any material provisions of this

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Agreement.  Schmid may terminate this Agreement and all of his obligations hereunder for "good reason." As used herein, "good reason" shall mean any intentional breach by the Company of any of the material provisions of this Agreement or a change in control of the Company to which Schmid objects, as provided in paragraph 12 hereof.

    14.  Representation and Warranty by Schmid.    Schmid hereby
represents and warrants that the execution, delivery and performance of this Agreement by Schmid does not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any agreement or instrument to which Schmid is a party or by which he is bound.

    15.  Confidentiality.    Schmid shall maintain the
confidentiality of all trade secrets and material non-public information of the Company.

    16.  Non-Compete.    During the term of this Agreement and not
more than one year (or if a court of competent jurisdiction determines that a one year period is unenforceable, than six months) after this Agreement is terminated or it expires, Schmid shall not, directly or indirectly, own, manage, operate, join, control, participate in or finance the ownership, management, operation or control of, or be connected in any manner with any person, firm, association, partnership, corporation or other entity that competes in any manner with the Company in acquiring and developing precious metals in Maricopa, Yuma and La Paz Counties in the State of Arizona (except to the extent permitted by paragraph 3 hereof) and shall not recruit, hire or employ any individual who within six (6) months of such termination or expiration was an employee of the Company.
Schmid acknowledges that the foregoing prohibitions are fair and reasonable, are of the essence of this Agreement and that if violated, the Company would suffer irreparable injury for which money damages would be insufficient. Accordingly, the Company may enforce such prohibitions by injunctive or other equitable relief without being required to post a bond or other undertaking. Should any court of competent jurisdiction determine that any covenants in this paragraph are unreasonable as to scope, duration, or territory, the covenants shall be enforceable with respect to such scope, duration, and territory as the court determines to be reasonable, but in any case not to exceed one year.

    17.  Binding Agreement.    This Agreement shall extend to and be
binding upon Schmid, his heirs, and distributees, and upon the Company, its successors and assigns, and the term "Company" as used herein shall include such successors and assigns.

    18.  Governing Law.      The terms and conditions of this
Agreement shall be governed by the appropriate laws of the State of Arizona, without giving effect to such state's statutes or decisions relating to conflicts of law.



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    19.  Notices.    All notices shall be in writing and sent by
certified mail return receipt requested, addressed to the address of the respective parties shown below, or to such changed address as such party may have fixed by notice:

    If to the Company:                 If to Schmid:

    Turtleback Mountain Gold Co., Inc. Mr. Fred R. Schmid
    528 Fon du Lac Dr.                 14 Hewlett Drive
    East Peoria, IL 61611              E. Williston, NY 11596

    20.  Invalidity.     The invalidity or unenforceability of any
provision hereof or part thereof shall in no way affect the validity or enforceability of any other provision.

    21.  Entire Agreement.    This instrument contains the entire
agreement of the parties relating to the subject matter hereof, and the parties hereto have made no agreements, representations or warranties relating to the subject matter of this instrument which are not set forth herein.

    22.  Amendments;  Changes.   This Agreement may not on behalf of
or in respect to the Company or Schmid be changed, modified, released, discharged, or otherwise terminated in whole or in part except by an instrument in writing signed by a duly authorized representative of the Company and by Schmid.

    WHEREFORE,  the parties hereto have signed this Employment
Agreement as of the date first above written.


                   TURTLEBACK MOUNTAIN GOLD CO., INC.


                   By:  /s/ Dale L. Runyon,
                        Chairman of the Board of Directors



                   By:  /s/ Fred R. Schmid,
                        President and Chief Executive Officer
Witnessed:


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